

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2011

<u>Via E-Mail</u>
Mr. Richard M. Whiting
Chief Executive Officer
Patriot Coal Corporation
12312 Olive Boulevard, Suite 400
St. Louis, Missouri

Re: Patriot Coal Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 5, 2011
File No. 1-33466

Dear Whiting:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 25: Commitments and Contingencies,

September 1, 2010 U.S. District Court Ruling, page F-35

1.   We note your disclosure that Apogee was ordered to install a Fluidized Bed Reactor water treatment facility for three outfalls and that you will record the costs to install the facility as capital expenditures when incurred. Please clarify for us the factors you considered in your determination that the facility should be recorded as an asset and how your accounting is consistent with FASB ASC 410-30-30-8 through 30-18, 410-30-55-1(f), and 410-30-25-16 through 25-19. In addition, please clarify for us how your

accounting for the facility is consistent with your accounting for the facility's future operating costs which appear to have been recorded upfront as a remediation obligation expense, as discussed on page F-11.

Note 26: Segment Information, Page F-38

2.   We note that for 2010 your revenues attributable to foreign countries were $555 million. Please clarify for us and in future filings whether revenues attributed to any individual foreign county are material, as discussed under FASB ASC 280-10-50-41.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 14: Commitments and Contingencies, page 11

September 1, 2010 U.S. District Court Ruling, page 34

3.   We note that your treatment installations have been unable to comply with selenium discharge limits and that the costs related to alternate treatment technologies could be materially higher than the costs reflected in your liability. Please tell us how you have considered the disclosure requirements set forth in FASB ASC 450-20-50-4(b). If you conclude that you cannot provide an estimate of the possible additional range of loss, please clarify for us why an estimate cannot be made and when you anticipate being able to estimate a range.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant